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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AMERICA WEST AIRLINES, INC.
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                                (NAME OF ISSUER)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                      CLASS B COMMON STOCK, $.01 PAR VALUE
                   WARRANTS TO PURCHASE CLASS B COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   023650 302
                                   023650 203
                                   023650 112
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                                (CUSIP NUMBERS)

                            MARGUERITE R. KAHN, ESQ.
                       PAUL, HASTINGS, JANOFSKY & WALKER
                                399 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 318-6070
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MAY 23, 1996
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                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

         CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE
STATEMENT [  ].
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                                  SCHEDULE 13D


CUSIP No.  023650 302, 023650 203, 023650 112
           ----------------------------------

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GPA Group plc


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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [ ]


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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         00


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         IRELAND


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                          7.      SOLE VOTING POWER

NUMBER OF                 CLASS A COMMON STOCK                           0
 SHARES                   CLASS B COMMON STOCK                           0
BENEFICIALLY              WARRANTS                                       0
OWNED BY EACH
EACH REPORTING
PERSON WITH
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                          8.      SHARED VOTING POWER

                          CLASS A COMMON STOCK                           0
                          CLASS B COMMON STOCK                           0
                          WARRANTS                                       0

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                          9.      SOLE DISPOSITIVE POWER

                          CLASS A COMMON STOCK                           0
                          CLASS B COMMON STOCK                           0
                          WARRANTS                                       0





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                     10.  SHARED DISPOSITIVE POWER

                          CLASS A COMMON STOCK                           0
                          CLASS B COMMON STOCK                           0
                          WARRANTS                                       0


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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          CLASS A COMMON STOCK                           0
                          CLASS B COMMON STOCK                           0
                          WARRANTS                                       0


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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [X]


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          CLASS A COMMON STOCK                          0%
                          CLASS B COMMON STOCK                          0%
                          WARRANTS                                      0%


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14.      TYPE OF REPORTING PERSON

         CO





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                                Amendment No. 2
                                       to
                             SCHEDULE 13D STATEMENT


                 The information contained in this Amendment No. 2 to the
Schedule 13D Statement is filed by GPA Group plc ("GPA"), pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, in connection with the sale by GPA of 1,384,615 Warrants to purchase Class B Common Stock of America West Airlines, Inc. This Amendment No. 2 supplements and amends information contained in Items 5 and 6, as well as adds an Exhibit filed pursuant to Item 7, of the Schedule 13D Statement (which was filed by GPA on September 6, 1994), as previously supplemented and amended by Amendment No. 1 (which was filed by GPA on November 20, 1995). Except as otherwise defined herein, all capitalized terms used in this Amendment No. 1 have the meanings stated in the Schedule 13D Statement.

Item 5.  Interest in Securities of the Issuer.

                 Items 5(a), (b) and (c) are amended to read in their entirety as follows:

                          (a) - (b)        As of the date of Amendment No. 2,
         GPA does not have the sole power to vote or dispose of any of the Class A Common, the Class B Common or the Warrants.

                                  As set forth in Item 6, GPA had certain
         understandings and agreements regarding the voting of the securities of the Company held by it with TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel"), Air Partners II, L.P. ("Air Partners II"), Continental Airlines, Inc., a Delaware corporation ("Continental") and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). (Collectively, TPG, TPG Parallel and Air Partners II are herein called the "TPG Parties".) As a result of these agreements and understandings, each of GPA, the TPG Parties, Continental and Mesa comprised a group within the meaning of Section 13(d)(3) of the Exchange Act, and such group was deemed to beneficially own the securities of the Company owned by each of such persons. By reason of, and concurrently with, the sale by GPA of 1,384,615 Warrants which is reported pursuant to Item 5(c), such understandings and agreements of GPA





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         with the TPG Parties, Continental and Mesa terminated in accordance with the terms of the Stockholders' Agreement and the GPA Voting Agreement described in Item 6 and GPA ceased to be a member of such group.

                                  Except as set forth above in this Item or in
         Item 6, neither GPA nor, to the best knowledge of GPA, any of the directors or executive officers of GPA (named on Schedule A to this Statement) has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common or Class B Common, or of any Warrants.

                          (c) On May 23, 1996, GPA sold to the Company 1,384,615 Warrants for an aggregate purchase price of $11,609,996.78, representing an amount per Warrant equal to (i) the difference between
         (a) a per share price of the Class B Common of $20.125 and (b) $12.74 (the exercise price of the Warrants), plus (ii) a premium of $1.00 per Warrant. The sale was effected pursuant to a Warrant Purchase Agreement, made and entered into as of the 22nd day of May, 1996, by and between the Company and GPA.

                          On December 31, 1994 and May 3, 1995, John F. Tierney, a director of GPA (who is also a director of the Company), was automatically granted options to purchase an aggregate of 6,000 shares of the Class B Common pursuant to the terms of the Company's 1994 Incentive Equity Plan. GPA disclaims beneficial ownership of the shares of the Class B Common that are subject to such options.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                 The information added to Item 6 pursuant to Amendment No. 1 is amended to read as follows:

                          Pursuant to the Stockholders' Agreement and the GPA Voting Agreement, the parties to such agreements were obligated to vote for a director of the Company designated by GPA for so long as (during the period such agreements remain in effect) GPA owned at least two percent of the voting equity securities of the Company "(on a fully diluted basis)" provided that such director is reasonably acceptable to designated assignees of AmWest. Pursuant to Amendment No. 1 to





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         the Stockholders' Agreement dated as of September 6, 1994 and
         Amendment No. 1 to the GPA Voting Agreement dated as of September 6, 1994 (added by way of Amendment No. 1 as Exhibits pursuant to Item 7), the parenthetical "on a fully diluted basis" was defined to mean that the percentage of voting equity securities modified by such parenthetical was to be made (i) as if the 1,384,615 Warrants issued upon consummation of the Plan shall have been exercised for 1,384,615 shares of Class B Common as of the date of such determination, and
         (ii) excluding from such determination the potential dilutive effect of certain warrants, options or rights issued subsequent to confirmation of the Plan. Accordingly, by reason of, and concurrently with, the sale by GPA of 1,384,615 Warrants reported pursuant to Item 5(c), the obligations of the parties to the Stockholders' Agreement and the GPA Voting Agreement to vote for a director of the Company designated by GPA terminated in accordance with the terms of the Stockholders' Agreement and the GPA Voting Agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -- Registration Rights Agreement

Exhibit 2 -- Stockholders' Agreement

Exhibit 3 -- GPA Voting Agreement

Exhibit 4 -- Amendment No. 1 to Stockholders' Agreement*

Exhibit 5 -- Amendment No. 1 to GPA Voting Agreement*

Exhibit 6 -- Warrant Purchase Agreement**




                           [SIGNATURE PAGE FOLLOWS.]




________________________________________

*        Filed with Amendment No. 1 to Schedule 13D Statement.
**       Filed with Amendment No. 2 to Schedule 13D Statement.





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                                   SIGNATURE


                 After reasonable inquiry and to the best of its knowledge and belief the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    GPA Group plc



                                    By:     /s/ Patrick H. Blaney
                                        ----------------------------------
                                                Patrick H. Blaney
                                             Chief Executive Officer




Dated:   June 12, 1996





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